Litman Gregory Funds Trust
Form N-SAR
Period Ended December 31, 2016


Sub-Item 77(O):	Transactions Effected Pursuant to Rule 10f-3
The following constitutes the required report of securities that were acquired during the existence of an underwriting or selling syndicate in which an affiliated broker-dealer was a participant for the period July 1, 2016 through December 31, 2016.

Name of Fund:  Litman Gregory Masters Smaller Companies Fund
Issuer:  Athene Holdings Ltd. Class A Shares
Name of Underwriter or Dealer from whom Purchased:  Goldman Sachs
Other Members of the Underwriting Syndicate: Barclays Capital Inc., Citigroup Global Markets, Wells Fargo Securities LLC, Bank of America Merrill, BMO Capital Markets, Credit Suisse, Deutsche Bank, JP Morgan Securities LLC, Morgan Stanley & Co., RBC Capital Markets, BNP Paribas Securities, BTIG LLC, Evercore Group LLC, Suntrust Robinson Humphrey Inc., UBS Securities LLC
Date of Purchase:  December 9, 2016
Total Amount of Offering:  $1,080,000,000.00
Number of Securities Purchased:  20,000
Dollar Amount of Purchase:  $800,000
Purchase Price Per Unit:  $40.00
Executing Sub-Adviser:  Wells Capital Management, Inc.

For the transaction listed, the determination described in paragraph
(b)(10)(iii) of Rule 10f-3 was made based on the following information:

(1) Type of Security - the securities to be purchased were:
a. Part of an issue registered under the Securities Act of 1933 (the
1933 Act) that was being offered to the public, part of an issue of government securities as defined under the Investment Company Act of 1940, sold in an offering conducted under the laws of a country other than the United States subject to certain requirements, or exempt from registration under Rule 144A of the 1933 Act;
b. Purchased prior to the end of the first day of which any sales were made and the purchase price did not exceed the offering price (or fourth day before termination, if a rights offering);
c. Offered pursuant to a firm commitment underwriting.

(2) Reasonable Commission the commission, spread or profit received by the principal underwriters of the securities was reasonable and fair compared to that being received by others for underwriting similar securities during a comparable period of time.

(3) Continuous Operation
a. The issuer of such securities has been in continuous operation for not less than three years (including operations of predecessors).

(4) Percentage Limitation
a. The amount of securities purchased by the Fund, aggregated with purchases by any other investment company advised by the Funds investment adviser or sub-adviser, and any purchases by another account with respect to which the investment adviser or sub-adviser has investment discretion if the investment adviser or sub-adviser exercised such investment discretion with respect to the purchase did not exceed 25% of the principal amount of the offering.

(5) Benefit to Affiliate
a. No underwriter which is an affiliate of the Funds adviser or sub-adviser was a direct or indirect participant in, or benefited directly or indirectly from the purchase.
b. The purchase was not part of a group sale (or part of the institutional pot), or otherwise allocated to the account of an office, director, member of an advisory board, investment adviser or employee of the Fund or affiliated person thereof.